August 22, 2018

William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	Amazon.com, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 2, 2018
Form 10-Q for the Quarter Ended June 30, 2018
Filed July 27, 2018
File No. 0-22513

Dear Mr. Thompson:

We received your comment letter dated August 13, 2018, on the above-referenced filings, which requests a response by August 27, 2018. Pursuant to our request to Mr. Danilo Castelli for a ten business day extension, we hereby confirm that we will respond to the comment letter on or before September 11, 2018.

Very truly yours,

/s/ Mark F. Hoffman

Mark F. Hoffman
Vice President & Associate General Counsel and
Assistant Secretary
Amazon.com, Inc.

cc:	Tony Watson, Accountant
Division of Corporation Finance

Mara Ransom, Assistant Director
Division of Corporation Finance

August 22, 2018

Danilo Castelli, Staff Attorney
Division of Corporation Finance

Shelley L. Reynolds
Vice President, Worldwide Controller
Amazon.com, Inc.

David A. Zapolsky
Senior Vice President, General Counsel, and Secretary
Amazon.com, Inc.

Ronald O. Mueller
Partner
Gibson, Dunn & Crutcher LLP